IMCOR Pharmaceutical Co.
                                 6175 Lusk Blvd.
                               San Diego, CA 92121
                                 (858) 410-5601

                                January 11, 2005

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549-0708

            Re:   IMCOR Pharmaceutical Co.
                  Registration Statement on Form SB-2 (333-117907)

Dear Mr. Riedler:

      This letter shall serve as a supplement to the January 10, 2005 formal request of IMCOR Pharmaceutical Co. (the "Company") to accelerate the effective date of the above-referenced registration statement on Form SB-2 relating to the registration of 46,653,461 shares of the Company's common stock (initially filed on August 3, 2004) to Tuesday, January 11, 2005 at 4:30 p.m. eastern time, or as promptly thereafter as practicable.

      The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Matthew I. Hafter of Grippo & Elden LLC at (312) 704-7733 should you have any questions or comments regarding the foregoing.

                                IMCOR Pharmaceutical Co.


                                By: /s/ Taffy J. Williams
                                    --------------------------------------------
                                    Name:  Taffy J. Williams, Ph.D.
                                    Title: President and Chief Executive Officer

cc: Matthew I. Hafter, Esq.